82-3089

BPI Industries Inc.

CDNX SYMBOL : BPR

510 Burrard Street, Suite 910, Vancouver, B.C. V6C 3A8 Tel : 604-685-8688 Fax : 604-683-1797
www.bpi-industries.com

02 MAR -1 AM 8:49

NEWS RELEASE

02015579

For Immediate Release, February 11, 2002

BPI Industries Inc. (CDNX symbol: BPR) is pleased to announce the appointment of Mr. Keith A. Ebert, P.Eng. to the Board of Directors of the Company. Currently BPI's Vice-President for Corporate Development and Finance, Mr. Ebert works closely with Mr. Azlein in the development and execution of all aspects of the Company's business plan. Mr. Ebert has extensive experience in and of the capital markets having been part of the North American and European Brokerage Industry for over ten years. Mr. Ebert received his Professional Engineering designation during his tenure as a Project Manager with Chemetics International, formerly a subsidiary of Imperial Chemical Industries PLC of the UK. Subsequently Mr. Ebert entered the Brokerage Industry where he acquired diverse Corporate Finance experience across a broad spectrum of industries ranging from technology to the resource sector. Mr. Ebert has acted as Corporate Finance Analyst with Canaccord Capital Corp. and further, has held the positions of Senior Vice President, Investment Banking with the Institutional Boutique firm Marleau, Lemire Securities as well as Vice President, Corporate Finance and Branch Manager for CM Oliver and Company's office in the United Kingdom.

The Board of Directors is pleased to have Mr. Ebert utilize his engineering and financial skill sets as it actively pursues the exploration and development BPI's Coalbed Methane Project in the Illinois Basin.

SUPPL

About BPI Industries Inc.

BPI Industries is a Canadian, publicly listed, Oil and Gas Exploration Company. Its principal asset is a contiguous 43,000-acre coal bed methane property in the southern portion of the Illinois Basin. The Company has invested in excess of US$4 million in the process of evaluating and defining a natural gas reserve. There are two major gas pipelines, the Texas Eastern Transmission Corp. and the Trunkline Gas Company, that cross the acreage providing a ready market for future gas production. The common shares of the Company trade on the Canadian Venture Exchange under the symbol "BPR".

ON BEHALF OF THE BOARD OF DIRECTORS

"James G. Azlein"

James G. Azlein, President

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

For Further Information Contact
800-803-3204 or 604-685-8688
info@bpi-industries.com

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